UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO Rule 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

Rule 13d-2(a)

(Amendment No. )*

Insperity, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45778Q107

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

JEFFREY KOCHIAN, ESQ.

AKIN GUMP STRAUSS HAUER & FELD LLP

One Bryant Park

New York, New York 10036

(212) 872-8069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Each of the Reporting Persons (as defined in Item 2 below) is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,986,958
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,986,958
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,986,958 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Each of the Reporting Persons (as defined in Item 2 below) is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 444,820
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 444,820
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,820 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Each of the Reporting Persons (as defined in Item 2 below) is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,324
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 241,324
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,324 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Each of the Reporting Persons (as defined in Item 2 below) is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,324
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 241,324
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,324 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Each of the Reporting Persons (as defined in Item 2 below) is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,324
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 241,324
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,324 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Each of the Reporting Persons (as defined in Item 2 below) is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Each of the Reporting Persons (as defined in Item 2 below) is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Each of the Reporting Persons (as defined in Item 2 below) is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Each of the Reporting Persons (as defined in Item 2 below) is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,335,976
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,335,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Each of the Reporting Persons (as defined in Item 2 below) is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,335,976
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,335,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Each of the Reporting Persons (as defined in Item 2 below) is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,335,976
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,335,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Each of the Reporting Persons (as defined in Item 2 below) is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON KENNETH H. TRAUB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Each of the Reporting Persons (as defined in Item 2 below) is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 3,339,976 shares of common stock.
(2)	Based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Insperity, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 19001 Crescent Springs Drive, Kingwood, TX 77339.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), a Delaware limited partnership, as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), a Delaware limited liability company, as the general partner of Starboard R LP;

(vi)	Starboard Value LP (“Starboard Value LP”), a Delaware limited partnership, as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), a Delaware limited liability company, as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), a Delaware limited partnership, as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), a Delaware limited liability company, as the general partner of Principal Co;

(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xiii)	Kenneth H. Traub, who is party to the Group Agreement with the other Reporting Persons, as further described in Item 6 below.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The principal business address of Mr. Traub is c/o Ethos Management LLC, 90 Nassau Street, Suite 500, Princeton, NJ 08542.

(c) The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. Traub is serving as President and Chief Executive Officer of Ethos Management LLC, which specializes in investing in and advising undervalued companies to execute strategies to build and unlock shareholder value.

(d) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Smith, Mitchell, Feld and Traub are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein. The place of organization of each of the Reporting Persons other than Messrs. Smith, Mitchell, Feld, Traub and the persons listed on Schedule A is included in Item 2(a) above and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,986,958 Shares beneficially owned by Starboard V&O Fund is approximately $67,053,381, excluding brokerage commissions. The aggregate purchase price of the 444,820 Shares beneficially owned by Starboard S LLC is approximately $15,010,507, excluding brokerage commissions. The aggregate purchase price of the 241,324 Shares beneficially owned by Starboard C LP is approximately $8,142,287, excluding brokerage commissions. The aggregate purchase price of the 662,874 Shares held in the Starboard Value LP Account is approximately $22,386,952, excluding brokerage commissions.

The 4,000 Shares owned directly by Mr. Traub were purchased in the open market with personal funds. The aggregate purchase price of the 4,000 Shares owned directly by Mr. Traub is approximately $143,200.00, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

January 20, 2015, Starboard Value LP delivered a letter (the “Letter”) to the Issuer’s Chairman and Chief Executive Officer, Paul J. Sarvadi, and its Board of Directors (the “Board”). In the Letter, Starboard Value LP stated its view that the Issuer is deeply undervalued and that a number of opportunities exist to create significant value for shareholders based on actions within the control of management and the Board. Starboard Value LP in the Letter outlines a broad plan to improve the Issuer’s performance, detailing action that management should take to improve execution, reduce operating expenses, improve capital allocation, improve corporate governance, and explore all available alternatives to maximize shareholder value. The Letter states that Starboard Value LP believes that the Issuer can improve its operating margins through a combination of reducing excessive corporate overhead expenses (including selling its two large corporate jets), and more efficiently allocating advertising expenses (including shifting advertising away from expensive television advertising, golf tournaments, and other golf and sports-related marketing). Further, Starboard Value LP suggests in the Letter that the Issuer should consider share repurchases and explore a potential sale of the Issuer to either a financial or strategic buyer. In addition, the Letter details several corporate governance policies of the Issuer that Starboard Value LP believes are in need of improvement, including excessive executive compensation, numerous related-party transactions, the lack of an independent chairman, a staggered Board, and the existence of a “Poison Pill.” Starboard Value LP states in the Letter that it looks forward to discussing all of the points outlined in the Letter in more detail with Mr. Sarvadi and the Board.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.1, and is incorporated herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based on 25,332,418 shares of common stock outstanding as of October 27, 2014, as reported in the Issuer’s Form 10-Q filed with SEC on November 3, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on January 20, 2015, Starboard V&O Fund beneficially owned 1,986,958 Shares.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 1,986,958

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,986,958

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on January 20, 2015, Starboard S LLC beneficially owned 444,820 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 444,820

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 444,820

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on January 20, 2015, Starboard C LP beneficially owned 241,324 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 241,324

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 241,324

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 241,324 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 241,324

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 241,324

4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 241,324 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 241,324

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 241,324

4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard Value LP

(a)	As of the close of business on January 20, 2015, 662,874 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 13.2%

(b)	1. Sole power to vote or direct vote: 3,335,976

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,335,976

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 13.2%

(b)	1. Sole power to vote or direct vote: 3,335,976

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,335,976

4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 13.2%

(b)	1. Sole power to vote or direct vote: 3,335,976

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,335,976

4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 13.2%

(b)	1. Sole power to vote or direct vote: 3,335,976

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,335,976

4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Messrs. Smith, Mitchell and Feld

(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 13.2%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 3,335,976

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 3,335,976

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Mr. Traub

(a)	As of the close of business on January 20, 2015, Mr. Traub directly owned 4,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 4,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Traub during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Such group may be deemed to beneficially own 3,339,976 Shares. Each Reporting Person disclaims beneficial ownership of such Shares, and this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of such Shares for purposes of Schedule 13(d) or for any other purpose, except to the extent any such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 20, 2015, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) pursuant to which Mr. Traub agreed not to purchase or sell any Shares from the date of the Group Agreement until the termination of the Group Agreement unless Mr. Traub received the prior written consent of the other parties to the Group Agreement. Any party to the Group Agreement may terminate its obligations under the Group Agreement on two business days’ prior written notice to all other parties to the Group Agreement. In addition, pursuant to the Group Agreement, the Reporting Persons agreed that a group has been formed for the purposes of (i) engaging in discussions with the Issuer regarding operating results, cost and capital allocation, opportunities to enhance stockholder value and corporate governance, (ii) taking all action necessary to achieve the foregoing and (iii) taking any other actions the group determines to undertake in connection with their respective investment in the Issuer, including, but not limited to, a potential solicitation of proxies or written consents in furtherance of seeking representation on the Board of Directors of the Issuer. Pursuant to the Group Agreement, the Reporting Persons agreed that any communication with the Issuer will be at the direction of Starboard (as defined in the Group Agreement) and that Mr. Traub will not communicate with the Issuer on the group’s behalf without Starboard’s prior written consent.

The foregoing description of the Group Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Group Agreement, which is filed as Exhibit 99.2, and is incorporated herein by reference.

On January 20, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to Paul J. Sarvadi, Chairman and Chief Executive Officer of Insperity, Inc., and the Board of Directors of Insperity, Inc.

99.2	Group Agreement, dated January 20, 2015, by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, and Ken Traub.

99.3	Joint Filing Agreement, dated January 20, 2015, by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, and Kenneth H. Traub.

99.4	Powers of Attorney.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2015

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD		STARBOARD VALUE GP LLC

By:	Starboard Value LP,	By:	Starboard Principal Co LP,
	its investment manager		its member

STARBOARD VALUE AND OPPORTUNITY S LLC		STARBOARD PRINCIPAL CO LP

By:	Starboard Value LP,	By:	Starboard Principal Co GP LLC,
	its manager		its general partner

STARBOARD VALUE AND OPPORTUNITY C LP			STARBOARD PRINCIPAL CO GP LLC

By:	Starboard Value R LP,
	its general partner		STARBOARD VALUE R GP LLC

STARBOARD VALUE R LP

By:	Starboard Value R GP LLC,
its general partner

STARBOARD VALUE LP

By:	Starboard Value GP LLC,
its general partner

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, and Kenneth H. Traub

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

*	Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
35,940	27.3267	10/02/2014
8,985	27.4282	10/02/2014
37,138	27.5654	10/03/2014
7,787	27.75	10/06/2014
11,681	27.4867	10/07/2014
9,285	27.5497	10/08/2014
8,985	27.7368	10/08/2014
5,990	27.4415	10/10/2014
5,990	27.8516	10/13/2014
7,547	28.9067	10/22/2014
8,326	28.9801	10/22/2014
17,072	29.4215	10/23/2014
7,488	29.402	10/24/2014
20,176	29.1899	10/27/2014
17,262	29.9759	10/28/2014

8,393	30.2145	10/29/2014
6,582	30.959	10/30/2014
14,975	31.3328	10/31/2014
14,925	31.5898	11/03/2014
19,879	32.3814	11/04/2014
24,896	32.8859	11/05/2014
8,955	33.5511	11/06/2014
5,970	33.7314	11/07/2014
14,925	33.1808	11/14/2014
20,895	32.6502	11/17/2014
8,955	33.0554	11/18/2014
5,970	32.5666	11/19/2014
8,955	32.5943	11/20/2014
14,875	32.9721	12/01/2014
14,875	33.0138	12/02/2014
59,500	33.1692	12/03/2014
29,750	33.7485	12/05/2014
29,750	33.9004	12/08/2014
23,800	33.7363	12/09/2014
50,575	33.6044	12/10/2014
14,875	31.6842	12/11/2014
14,875	31.5521	12/12/2014
24,990	31.2126	12/15/2014
19,635	31.6615	12/16/2014
5,950	33.9776	12/31/2014

17,850	33.1827	01/02/2015
17,850	33.6141	01/05/2015
11,900	33.0917	01/06/2015
17,850	33.7689	01/07/2015
21,063	34.2	01/08/2015
39,583	34.5114	01/08/2015
5,950	35.3006	01/09/2015
67,447	35.1337	01/09/2015
41,345	35.2585	01/09/2015
18,915	35.7368	01/12/2015
93,238	35.7318	01/12/2015
2,777	35.6499	01/13/2015
953,813	35.0	01/13/2015
STARBOARD VALUE AND OPPORTUNITY S LLC
8,040	27.3267	10/02/2014
2,010	27.4282	10/02/2014
8,308	27.5654	10/03/2014
1,742	27.75	10/06/2014
2,613	27.4867	10/07/2014
2,077	27.5497	10/08/2014
2,010	27.7368	10/08/2014
1,340	27.4415	10/10/2014
1,340	27.8516	10/13/2014
1,689	28.9067	10/22/2014

1,862	28.9801	10/22/2014
3,819	29.4215	10/23/2014
1,675	29.402	10/24/2014
4,513	29.1899	10/27/2014
3,862	29.9759	10/28/2014
1,877	30.2145	10/29/2014
1,473	30.959	10/30/2014
3,350	31.3328	10/31/2014
3,350	31.5898	11/03/2014
4,462	32.3814	11/04/2014
5,588	32.8859	11/05/2014
2,010	33.5511	11/06/2014
1,340	33.7314	11/07/2014
3,350	33.1808	11/14/2014
4,690	32.6502	11/17/2014
2,010	33.0554	11/18/2014
1,340	32.5666	11/19/2014
2,010	32.5943	11/20/2014
3,350	32.9721	12/01/2014
3,350	33.0138	12/02/2014
13,400	33.1692	12/03/2014
6,700	33.7485	12/05/2014
6,700	33.9004	12/08/2014
5,360	33.7363	12/09/2014
11,390	33.6044	12/10/2014

3,350	31.6842	12/11/2014
3,350	31.5521	12/12/2014
5,628	31.2126	12/15/2014
4,422	31.6615	12/16/2014
1,340	33.9776	12/31/2014
3,990	33.1827	01/02/2015
3,990	33.6141	01/05/2015
2,660	33.0917	01/06/2015
3,990	33.7689	01/07/2015
4,708	34.2	01/08/2015
8,848	34.5114	01/08/2015
1,330	35.3006	01/09/2015
15,077	35.1337	01/09/2015
9,242	35.2585	01/09/2015
4,228	35.7368	01/12/2015
20,841	35.7318	01/12/2015
621	35.6499	01/13/2015
213,205	35.0	01/13/2015
STARBOARD VALUE AND OPPORTUNITY C LP
4,380	27.3267	10/02/2014
1,095	27.4282	10/02/2014
4,526	27.5654	10/03/2014
949	27.75	10/06/2014
1,423	27.4867	10/07/2014

1,131	27.5497	10/08/2014
1,095	27.7368	10/08/2014
730	27.4415	10/10/2014
730	27.8516	10/13/2014
920	28.9067	10/22/2014
1,015	28.9801	10/22/2014
2,080	29.4215	10/23/2014
912	29.402	10/24/2014
2,458	29.1899	10/27/2014
2,104	29.9759	10/28/2014
1,023	30.2145	10/29/2014
802	30.959	10/30/2014
1,825	31.3328	10/31/2014
1,825	31.5898	11/03/2014
2,431	32.3814	11/04/2014
3,044	32.8859	11/05/2014
1,095	33.5511	11/06/2014
730	33.7314	11/07/2014
1,825	33.1808	11/14/2014
2,555	32.6502	11/17/2014
1,095	33.0554	11/18/2014
730	32.5666	11/19/2014
1,095	32.5943	11/20/2014
1,825	32.9721	12/01/2014
1,825	33.0138	12/02/2014

7,300	33.1692	12/03/2014
3,650	33.7485	12/05/2014
3,650	33.9004	12/08/2014
2,920	33.7363	12/09/2014
6,205	33.6044	12/10/2014
1,825	31.6842	12/11/2014
1,825	31.5521	12/12/2014
3,066	31.2126	12/15/2014
2,409	31.6615	12/16/2014
730	33.9776	12/31/2014
2,160	33.1827	01/02/2015
2,160	33.6141	01/05/2015
1,440	33.0917	01/06/2015
2,160	33.7689	01/07/2015
2,549	34.2	01/08/2015
4,790	34.5114	01/08/2015
720	35.3006	01/09/2015
8,162	35.1337	01/09/2015
5,003	35.2585	01/09/2015
2,289	35.7368	01/12/2015
11,283	35.7318	01/12/2015
336	35.6499	01/13/2015
115,419	35.0	01/13/2015

STARBOARD VALUE LP
(Through the Starboard Value LP Account)
11,640	27.3267	10/02/2014
2,910	27.4282	10/02/2014
12,028	27.5654	10/03/2014
2,522	27.75	10/06/2014
3,783	27.4867	10/07/2014
3,007	27.5497	10/08/2014
2,910	27.7368	10/08/2014
1,940	27.4415	10/10/2014
1,940	27.8516	10/13/2014
2,444	28.9067	10/22/2014
2,697	28.9801	10/22/2014
5,529	29.4215	10/23/2014
2,425	29.402	10/24/2014
6,534	29.1899	10/27/2014
5,591	29.9759	10/28/2014
2,718	30.2145	10/29/2014
2,132	30.959	10/30/2014
4,850	31.3328	10/31/2014
4,900	31.5898	11/03/2014
6,526	32.3814	11/04/2014
8,174	32.8859	11/05/2014
2,940	33.5511	11/06/2014
1,960	33.7314	11/07/2014

4,900	33.1808	11/14/2014
6,860	32.6502	11/17/2014
2,940	33.0554	11/18/2014
1,960	32.5666	11/19/2014
2,940	32.5943	11/20/2014
4,950	32.9721	12/01/2014
4,950	33.0138	12/02/2014
19,800	33.1692	12/03/2014
9,900	33.7485	12/05/2014
9,900	33.9004	12/08/2014
7,920	33.7363	12/09/2014
16,830	33.6044	12/10/2014
4,950	31.6842	12/11/2014
4,950	31.5521	12/12/2014
8,316	31.2126	12/15/2014
6,534	31.6615	12/16/2014
1,980	33.9776	12/31/2014
6,000	33.1827	01/02/2015
6,000	33.6141	01/05/2015
4,000	33.0917	01/06/2015
6,000	33.7689	01/07/2015
7,080	34.2	01/08/2015
13,305	34.5114	01/08/2015
2,000	35.3006	01/09/2015
22,671	35.1337	01/09/2015

13,897	35.2585	01/09/2015
6,358	35.7368	01/12/2015
31,341	35.7318	01/12/2015
933	35.6499	01/13/2015
320,609	35.0	01/13/2015
KENNETH H. TRAUB
4,000	35.8	1/15/2015